UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

eGain Corporation
(Name of Issuer)

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

282225C103
(CUSIP Number)

John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3025
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

All ownership percentages set forth herein are based on there being 24,784,524 shares of Common Stock outstanding unless otherwise specified herein.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 282225C103	SC 13D	Page 2 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Oak Hill Venture Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 282225C103	SC 13D	Page 3 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON OHVF GenPar I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 282225C103	SC 13D	Page 4 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON OHVF MGP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 282225C103	SC 13D	Page 5 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Group Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 282225C103	SC 13D	Page 6 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON FW Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 282225C103	SC 13D	Page 7 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON FW Management II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 282225C103	SC 13D	Page 8 of 11

Amendment No. 11 to Schedule 13D

This Amendment No. 11 to Schedule 13D is filed by the undersigned to amend Schedule 13D, filed on August 18, 2000 (the “Original Filing”), as amended by Amendment No. 1 to the Schedule 13D filed on February 15, 2001, as amended by Amendment No. 2 to the Schedule 13D filed on August 15, 2001, as amended by Amendment No. 3 to the Schedule 13D filed on April 6, 2004, as amended by Amendment No. 4 to the Schedule 13D filed on October 1, 2004, as amended by Amendment No. 5 to the Schedule 13D filed on December 28, 2004, as amended by Amendment No. 6 to the Schedule 13D filed on September 26, 2008, as amended by Amendment No. 7 to the Schedule 13D filed on September 8, 2011, as amended by Amendment No. 8 to the Schedule 13D filed on October 25, 2011, as amended by Amendment No. 9 to Schedule 13D filed on February 21, 2013, as amended by Amendment No. 10 to Schedule 13D filed on March 13, 2013.  Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing.

Item 1.  Security and Issuer.

No material change.

Item 2.  Identity and Background.

No material change.

Item 3.  Source and Amount of Funds or Other Consideration.

No material change.

Item 4.  Purpose of Transaction.

No material change.

Item 5.  Interest in Securities of the Issuer.

(a)	Item 5(a) is hereby amended and replaced by the addition of the following:

On May 9, 2013, following the in-kind distributions of shares of the Common Stock made by Oak Hill Venture Fund I, L.P. (“OHVP”) and FW Investors V, L.P. (“FWI”) and their direct and indirect general partners and managing members described in Item 5(c) below, the Reporting Persons reporting in the Original Filing and all subsequent amendments thereof ceased to be a group for purposes of Section 13(d) of the Act.

(b)	Item 5(b) is hereby amended and replaced by the addition of the following:

See Item 5(a) above.

               (c)          Item 5(c) is hereby amended and supplemented by the addition of the following:

On March 8, 2013, OHCP and OHCMP and their direct and indirect general partners and managing members made a pro rata, in-kind distribution of 3,871,479 and 99,269 shares of Common Stock, respectively, to their partners (the “March Distribution”).  On May 9, 2013, OHVF and FWI and their direct and indirect general partners and managing members  made a pro rata, in-kind distribution of 583,655 and 1,427,325 shares of Common Stock, respectively, to their partners (together with the March Distribution, the “Distributions”).  No consideration was paid in connection with the Distributions.

(d)          No material change.

(e)          See Item 5(a) above.

CUSIP No. 282225C103	SC 13D	Page 9 of 11

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.  Material to be Filed as Exhibits.

No material change.

CUSIP No. 282225C103	SC 13D	Page 10 of 11

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  May 13, 2013

OAK HILL VENTURE FUND I, L.P.

By:	OHVF GenPar I, L.P., its general partner

By:	OHVF MGP I, LLC, its general partner

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

OHVF GENPAR I, L.P.

By:	OHVF MGP I, LLC, its general partner

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

OHVF MGP I, LLC

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

GROUP INVESTORS, LLC

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

FW INVESTORS V, L.P.

By:	FW Management II, LLC, its general partner

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

CUSIP No. 282225C103	SC 13D	Page 11 of 11

FW MANAGEMENT II, LLC

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Vice President

J. TAYLOR CRANDALL

By:	/s/ Kevin G. Levy
Name: Kevin G. Levy
Title: Attorney-in-Fact(1)

(1)	A Power of Attorney authorizing Kevn G. Levy, et al., to act on behalf of J. Taylor Crandall has previously been filed with the Securities and Exchange Commission.